Exhibit 99.2

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.

EXCEPT AS MENTIONED OTHERWISE IN THE PROXY STATEMENT AND BELOW ON THIS PROXY, IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.

Please mark your vote as in this example	☒

PROPOSAL NO. 1: To approve a reverse share split of the Company’s ordinary shares at a ratio of 1-for-16, effective as soon as possible following shareholder approval, and to amend the Company's Articles of Association accordingly.	FOR	AGAINST	ABSTAIN
	☐	☐	☐

The undersigned hereby acknowledges receipt of the Notice of the Extraordinary General Meeting, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.
____________________________	__________________________________	_______________________
(NAME OF SHAREHOLDER)	(SIGNATURE OF SHAREHOLDER)	(DATE)

ENLIVEX LTD.

Extraordinary General Meeting of Shareholders to be held on October 14, 2026

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Enlivex Ltd. (the “Company”) hereby appoints Ms. Shachar Shlosberger, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at an Extraordinary General Meeting of Shareholders of the Company, to be held at the offices of the Company at 14 Einstein Street, Ness Ziona 7403618, Israel on Wednesday, October 14, 2026 at 10:00 a.m. (Israel time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)